Mail Room 4561
								May 26, 2006
James A. Cannavino
Chairman and Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

	Re:   Direct Insite Corp.
		Registration Statement on Form SB-2
		Amendment No. 2 filed on May 5, 2006
		File No. 333-128039

		Form 10-KSB for the Fiscal Year Ended December 31, 2005
			Form 10-Q for the Fiscal Quarter Ended March 31,
2006
		File No. 0-20660

Dear Mr. Cannavino:

      We have reviewed your responses and have the following comments.

Form SB-2
1. Please update the financial statements pursuant to Item 310(g) of
Regulation S-B.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A.  Controls and Procedures, page 24
2. We note your statement that your disclosure controls and procedures were not effective "as a result of limited resources and a limited segregation of duties in accounting and financial
reporting."
Consistent with your auditors` report to the board, state that you consider the limited resources and limited segregation of duties in accounting and financial reporting to be a material weakness. Disclose in greater detail the nature of the material weakness, when it was identified and by whom.  Does management intend to take other
measures beyond hiring a consultant to assist with the financial processes? Discuss management`s remedial plan and state when management expects to effectively address the material weakness. Ensure that any revisions made in response to this comment and the comments that follow relating to controls and procedures are reflected in the most recent Form 10-QSB, as applicable.
3. Please refer to prior comment 9 in our initial letter to you dated
September 19, 2005.   Rule13a-15(e) of the Exchange Act requires
not
only that the disclosure controls and procedures is designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" but also that such information is "accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
If you elect to define disclosure controls and procedures instead of, or in addition to referring to the rule, you must include the entire definition.
4. Please revise your disclosure in response to Item 308(c) of Regulation S-B to refer to "internal control over financial reporting" and not merely to "internal controls" as indicated in the heading "Changes in Internal Controls" on page 24.
5. You state that there were no changes that occurred during your last fiscal quarter that materially affected or were reasonably likely to materially affect your internal control over financial reporting. You then state that you engaged a consultant to assist you with financial closing processes and preparation of the financial statements. Please disclose when the consultant was hired. To the extent hiring a consultant represented a material cost to the company, you should discuss the associated costs. Identify the consultant and discuss their qualifications and experience in the financial closing process and the preparation of financial statements.
6. Given your status as a small business issuer, it appears that you are not yet subject to the requirements of Item 308(a) and (b). Additionally, it appears that your evaluations have not fully complied with Section 404 of the Sarbanes-Oxley Act of 2002. As such, please revise the discussion starting in the third paragraph under "Changes in internal Controls" to clarify that you are not subject to the Section 404 requirements of evaluating internal control over financial reporting and have not fully complied with the requirements thereunder.
7. In addition, it appears your statement in the Form 10-KSB that "we have confidence that there have been no irregularities in the Company`s financial reporting or in the protection of its assets" may be intended to provide an effectiveness conclusion in response to
Item 308(a)(3). Because you are not yet subject to these requirements and have not provided all of the disclosure required under Item 308, an assessment by management as to the effectiveness of your internal control over financial reporting may be inappropriate at this time. If you wish to retain a voluntary discussion of your internal control over financial reporting, please revise the disclosure to clarify that you are not subject to the requirements of Rule 13(a)15(f) or 15d-15(f) of the Exchange Act and provide a description of your progress to date in preparing to meet the requirements by the compliance date. In addition, please disclose in greater detail the "additional resources" that were devoted to closing and preparing the report for the year ended December 31, 2005.


Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-9

8. We note your response to prior comment number 2 and it remains unclear why you believe revenue from your customization services should be recognized pursuant to SOP 81-1. In this regard, it is also unclear why you refer to SOP 97-2 in your response when you are not recognizing revenue from your ASP arrangements pursuant to SOP 97-2. It appears that the "customization" services you are providing may represent initial set-up fees that are required in order provide your customer with the functionality they require. Please tell us how you have considered SAB Topic 13(A)(3)(f) which requires that set-up fees be deferred and recognized over the term of the hosting arrangement.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Note 3.  Stock-Based Compensation
9. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs
64, 65, 84, and A240 through A242 in the interim period in which SFAS
123R was first adopted.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Christine Davis at (202) 551-3408 if you have questions regarding our comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-
3457, Anne Nguyen at (202) 551-3611, or me at (202) 551-3730 with any
other questions.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  516-433-5858
      David H. Lieberman, Esq.
      Beckman, Lieberman & Barandes, LLP

James A. Cannavino
Direct Insite Corp.
May 26, 2006
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